UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

Hampshire Group, Limited

(Name of Subject Company)
Hampshire Group, Limited
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
408859106
(CUSIP Number of Class of Securities)
Richard A. Mandell
Hampshire Group, Limited
114 W. 41st Street
New York, New York 10036
(212) 840-5666
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Steven J. Gartner
Mark A. Cognetti
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8222
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
EX-99.A.15

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 3, 2009 (as amended by Amendment No. 1, filed March 10, 2009, Amendment No. 2, filed March 23, 2009, Amendment No. 3, filed March 30, 2009, Amendment No. 4, filed April 1, 2009, Amendment No. 5, filed April 2, 2009 and Amendment No. 6, filed April 20, 2009, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by Hampshire Group, Limited, a Delaware corporation (the “Company”), relating to the cash tender offer by NAF Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of NAF Holdings II, LLC (“Parent”), a Delaware limited liability company, disclosed in a Tender Offer Statement on Schedule TO, dated February 27, 2009, filed with the SEC, to purchase all of the Company’s outstanding shares of common stock at a price of $5.55 per share, net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 and the related Letter of Transmittal.
Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following text to the end thereof.
Parent and Purchaser delivered to the Company a letter, dated April 26, 2009, that states that Purchaser is terminating the Merger Agreement as the result of, among other things, one or more material breaches by the Company. In response to such letter, the Company delivered to Parent and Purchaser a letter, dated April 27, 2009, indicating that all of the conditions to the tender offer were satisfied and that Parent and Purchaser breached certain of their obligations under the Merger Agreement. On the same day, the Company issued a press release announcing its delivery of such letter to Parent and Purchaser and the termination of the Merger Agreement. Copies of the response letter and the press release are attached as Exhibits (a)(15) and (a)(16) hereto and are incorporated herein by reference.
Item 9. Exhibits
On April 27, 2009, the Company delivered a letter to Parent and Purchaser indicating that all of the conditions to the tender offer were satisfied and that Parent and Purchaser breached certain of their obligations under the Merger Agreement. The full text of the letter delivered by the Company is set forth as Exhibit (a)(15) hereto and is incorporated herein by reference.
On April 27, 2009, the Company issued a press release announcing its delivery of such letter to Parent and Purchaser and the termination of the Merger Agreement. The full text of the press release issued by the Company is set forth as Exhibit (a)(16) hereto and is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAMPSHIRE GROUP, LIMITED
By:	/s/ Richard A. Mandell
	Name:	Richard A. Mandell
	Title:	Chief Executive Officer

Dated: April 27, 2009